EXHIBIT 3.3

CERTIFICATE OF AMENDMENT

TO THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF AXTIVE CORPORATION

Pursuant to the provisions of Section 242 of the General Corporation Law of the State of Delaware, Axtive Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That the Board of Directors of the Corporation, by unanimous consent pursuant to Section 141(f) of the General Corporation Law of the State of Delaware, adopted a resolution setting forth and declaring advisable the following proposed amendment to the Amended and Restated Certificate of Incorporation, as amended, of the Corporation:

RESOLVED, that a new paragraph C be added to the end of Article Four of the Corporation’s Amended and Restated Certificate of Incorporation, as amended, to read in its entirety as follows:

“C. Effective upon the filing of a Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Date”), each ten (10) shares of Common Stock, $0.01 par value per share (the “Old Common Stock”), then issued and outstanding or held in the treasury of the Corporation at the close of business on the Effective Date shall automatically be combined into one (1) share of Common Stock, $0.01 par value per share (the “New Common Stock”), of the Corporation without any further action by the holders of such shares of Old Common Stock. Each stock certificate representing shares of Old Common Stock shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been combined; provided, however, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of New Common Stock to which such person is entitled. No certificates representing fractional share interests will entitle the holder thereof to vote, or to any rights of a stockholder of the Company. Any fraction of a share of New Common Stock to which the holder would otherwise be entitled will be adjusted upward to the nearest whole share. The New Common Stock issued in this exchange shall have the same rights, preferences and privileges as the Old Common Stock.”

SECOND: That thereafter, pursuant to resolution of the Board of Directors, the proposed amendment was submitted to the stockholders of the Corporation, and the necessary number of shares as required by statute was voted in favor of the amendment by means of a written consent of stockholders.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That this Certificate of Amendment shall be effective upon the filing hereof.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by Molly MacTaggart, its Chief Financial Officer, this 23rd day of December, 2003.

AXTIVE CORPORATION

By:	/s/ Molly W. MacTaggart

Molly W. MacTaggart, Chief Financial Officer